Exhibit 99.2


[Filed with the Superintendencia de Valores y Seguros February 2, 2004]

Santiago, February 2, 2004.

Mr. Hernan Lopez Bohrer
Securities Intendent

Superintendency of Securities and Insurance

Re.: Sale of shareholding in Embotelladora Latinoamericana S.A."

Dear Sir:

Reference is made to your communication N(0)00942 of January 30, 2004, by which you have requested information in connection with the effect of the above-referenced transaction on our results.

On that matter, I must indicate that we are currently working with our independent auditors Ernst & Young in order to determine the impact of this transaction on the results of Coca-Cola Embonor S.A. In addition, it is worthwhile mentioning that according to the terms of the purchase agreement that was executed, minor adjustments to the price may occur depending on cash and working capital at the closing date. Such adjustments will not be known until this coming March.

To date there is only preliminary non-audited information, and the above-mentioned adjustments are not know. However, based on this information, with respect to the financial effects of this transaction, I inform the following:

   1. The net effect on the Company's equity is estimated at a decrease of $11,282,979,000 pesos, caused by a charge to Results as the difference between the sale price and the book value of the investment.

   2. A Reclassification of the accumulated conversion differential adjustment (Technical Bulletin N(0)64), which adjustment does not have an effect on the Company's equity, generates a charge to results
          (loss) of approximately $15,102,115,000 pesos.

   3. The proceeds of this transaction (US$129,917,924) will be applied to prepay outstanding debt.

Sincerely,

/s/ Andres Vicuna Garcia-Huidobro

Andres Vicuna Garcia-Huidobro
General Manager
Coca-Cola Embonor S.A.

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